BIOPACK ENVIRONMENTAL SOLUTIONS INC.
Room 1302, 13/F, Enterprise Centre, 4 Hart Avenue,
Tsim Sha Tsui, Kowloon, Hong Kong
Tel: 852.35865.1383

October 8, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention: John Reynolds, Assistant Director

Dear Mr. Reynolds:

Re:	Biopack Environmental Solutions Inc. (the “Company”)
Form PREM 14A
Filed August 5, 2010
File No. 000-29981

     We write in response to your letter dated September 1, 2010 with respect to the above-noted filing of the Company. We provide below our response to your comment regarding Form 10-K for the year ended December 31, 2009.

Form 10-K for the year ended December 31, 2009

Consolidated Statements of Operations, page 4

33.

We note your $2.1 million gain on the disposal of subsidiaries in 2009. Please add disclosure within both your footnotes and MD&A describing the entities sold, the purchaser, the date and terms of the transfer, and how the gain was determined.

Response: The Company has added the requested disclosure and is filing an amendment to Form 10-K.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

BIOPACK ENVIRONMENTAL SOLUTIONS INC.

/s/ Sean Webster
Sean Webster
Chief Financial Officer